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                             May 13, 2021

       Sekar Kathiresan, M.D.
       Chief Executive Officer
       Verve Therapeutics, Inc.
       500 Technology Square, Suite 901
       Cambridge, MA 02139

                                                        Re: Verve Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 16,
2021
                                                            CIK No. 0001840574

       Dear Dr. Kathiresan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act,
that you, or anyone authorized to do so on your behalf, present to potential investors in
reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the
communications.
 Sekar Kathiresan, M.D.
FirstName  LastNameSekar
Verve Therapeutics, Inc. Kathiresan, M.D.
Comapany
May        NameVerve Therapeutics, Inc.
     13, 2021
May 13,
Page 2 2021 Page 2
FirstName LastName
Our pipeline, page 2

2. Please revise your pipeline table to add a column identifying your next anticipated milestone for each program.
Cautionary note regarding forward-looking statements and industrydata, page 89

3. Your statements in the final paragraph on page 90, regarding the accuracy and completeness of the statistical and other industry and market data, and that no independent source has verified the assumptions upon which such data is based, appear to imply a disclaimer of responsibility with respect to such data. Please either revise these statements as appropriate or specifically state that you are liable for the data presented in your prospectus.
Management's Discussion and Analysis
Critical accounting policies and significant judgments
Stock-based compensation, page 111

4. Please clarify the specific methodologies used and the nature of assumptions for each equity issuance.
5. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
Legal proceedings, page 181

6. We note your risk factor on page 42 disclosing that certain of your property including licensed patents from the Boston Licensing Parties is subject to pending U.S. interference proceedings. Please revise to identify such proceedings here and describe them or cross-
         reference to your risk factor disclosure.
Principal stockholders, page 209

7. Please ensure that you have identified the natural persons who are the beneficial owners of the shares held by each entity identified in your table.
 Sekar Kathiresan, M.D.
FirstName  LastNameSekar
Verve Therapeutics, Inc. Kathiresan, M.D.
Comapany
May        NameVerve Therapeutics, Inc.
     13, 2021
May 13,
Page 3 2021 Page 3
FirstName LastName
       You may contact Tracey McKoy at 202-551-3772 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Lia Der Marderosian, Esq.